

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2010

Martin F. Roper
President and Chief Executive Officer
The Boston Beer Company, Inc.
One Design Center Place
Suite 850
Boston, MA 02210

> **Re:** **The Boston Beer Company, Inc.**
> **Form 10-K for the Fiscal Year Ended December 26, 2009**
> **Filed March 9, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2010**
> **File No. 001-14092**

Dear Mr. Roper:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director